FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2026

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 5, 2026, the Registrant issued a press release announcing its unaudited second-quarter 2026 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 5, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Reports Second Quarter 2026 Results

Revenue Grew 17% to $122.7 Million; GAAP Operating Income was $4.7 Million;
Adjusted EBITDA Increased 31% to $15.4 Million
Comtech Acquisition on Track for Expected Year-End Closing
Reiterates 2026 Financial Guidance

Petah Tikva, Israel, August 5,  2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter, ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Revenues increased to $122.7 million, compared with $105 million in Q2 2025;

~~•~~	GAAP operating income of $4.7 million, compared with GAAP operating income of $5.7 million in Q2 2025;

•	Non-GAAP operating income increased 35% to $12.6 million, compared with $9.3 million in Q2 2025;

•	GAAP net income of $8.1 million, or $0.10 per diluted share, compared with GAAP net income of $9.8 million, or $0.17 per diluted share, in Q2 2025;

•	Non-GAAP net income of $15.6 million, or $0.20 per diluted share, compared with $12.0 million, or $0.21 per diluted share, in Q2 2025;

•	Adjusted EBITDA increased 31% to $15.4 million, significantly improving margins compared with $11.8 million in Q2 2025

Forward-Looking Expectations1

Management reiterates guidance for 2026 for revenue between $500 to $520 million, representing a revenue growth rate of approximately 13% at the midpoint. Adjusted EBITDA for 2026 is expected to be between $61 to $66 million, representing a growth rate of approximately 19% at the midpoint.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “Gilat delivered another strong quarter, with revenues increasing 17% and Adjusted EBITDA increasing 31%. The combination of growth and margin expansion reflects solid execution across our Defense, Commercial, and Peru segments and the continued strength of our underlying business.”

Mr. Sfadia added, “During the quarter and in recent weeks, momentum remained broad-based. Gilat Defense continued to expand its activity in both the United States and in Europe, reflecting increasing demand for advanced communications solutions that support mobility, rapid deployment, and operational continuity in complex operating environments. We introduced the Viper Ka ESA terminal, broadening our support for unmanned and autonomous missions, and we also advanced work on certifications that will position us to better support next-generation defense communications architectures.

The announced Comtech acquisition is progressing well and is the next major step in Gilat’s transformation into a scaled defense, space, and mission-critical communications technology company. The acquisition is expected to create a company with more than $700 million in pro forma annual revenues, more than double Gilat Defense revenues, expand our U.S. engineering and manufacturing footprint, and improve access to larger U.S. and allied defense and space programs.The acquisition is anticipated to close toward year-end, subject to regulatory approvals and customary closing conditions."

Mr. Sfadia concluded, “Our first-half performance, recent awards, backlog, and strong pipeline support our full-year 2026 outlook and positions us well to fully capitalize on the Comtech acquisition.”

Key Recent Announcements

•	Gilat to Acquire Comtech’s Satellite & Space Communications Segment Creating a Leading Provider of Advanced Defense and Satellite Communications Solutions

1 We do not provide forward-looking guidance on a GAAP basis because we are unable to reasonably provide forward-looking guidance for certain financial data, such as earnout-based expenses related to recent acquisitions. As a result, we are not able to provide a reconciliation of GAAP to non-GAAP financial measures for forward looking data without unreasonable effort.

•	Leading Global Satellite Operator Awards Gilat Over $20 Million in SkyEdge Orders

•	Gilat Receives $11 Million in U.S. Department of War Orders, Reinforcing Role in Mission-Critical Defense Connectivity

•	Gilat Receives $43 Million of Additional Sidewinder ESA Orders from Leading In-flight Connectivity Service Provider

•	Gilat Receives Multi-Million Dollar Order for Customized SATCOM Terminals Supporting European Defense Communications

•	Gilat Presents Expanded Portfolio for Tactical Unmanned Platforms at Eurosatory 2026

•	Boeing and Gilat Achieve Key In-Cabin Offerability Milestone for Sidewinder Line-fit Multi‑Orbit Solution

Conference Call Details

Gilat’s management will discuss its second quarter 2026 results and business achievements and participate in a question-and-answer session:

In English:

Date:               Wednesday, August 5, 2026

Start:               09:30 AM EDT / 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:

US:                          1-888-407-2553

International:          +972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

In Hebrew:

Date:               Thursday, August 6, 2026

Start:               10:00 AM IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_Ij3ddmS9RqWUXweNlBeJsw

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and the income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historical operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company's net income and Adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPAs) and Block Upconverters (BUCs) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
PublicRelations@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Revenues	$233,137	$197,007	$122,663	$104,970
Cost of revenues	158,231	136,682	85,406	73,043

Gross profit	74,906	60,325	37,257	31,927

Research and development expenses, net	23,718	23,930	11,601	12,309
Selling and marketing expenses	19,211	16,467	9,504	8,265
General and administrative expenses	22,618	13,027	12,220	6,243
Other operating expenses (income), net	281	3,964	(760)	(574)

Total operating expenses	65,828	57,388	32,565	26,243
Operating income	9,078	2,937	4,692	5,684

Financial income (expenses), net	3,462	(2,186)	2,167	(1,250)

Income before taxes on income	12,540	751	6,859	4,434

Taxes on income	841	3,083	1,288	5,396

Net income	$13,381	$3,834	$8,147	$9,830

Basic earnings per share	$0.18	$0.07	$0.11	$0.17

Diluted earnings per share	$0.17	$0.07	$0.10	$0.17

Weighted average number of shares used in
computing earnings per share
Basic	75,766,488	57,081,120	77,007,203	57,124,568
Diluted	78,341,256	57,189,406	79,427,208	57,341,141

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2026			June 30, 2025
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$37,257	1,662	$38,919	$31,927	2,557	$34,484
Operating expenses	32,565	(6,218)	26,347	26,243	(1,043)	25,200
Operating income	4,692	7,880	12,572	5,684	3,600	9,284
Income before taxes on income	6,859	7,880	14,739	4,434	3,600	8,034
Net income	$8,147	7,491	$15,638	$9,830	2,131	$11,961

Basic earnings per share	$0.11	$0.09	$0.20	$0.17	$0.04	$0.21

Diluted earnings per share	$0.10	$0.10	$0.20	$0.17	$0.04	$0.21

Weighted average number of shares used in computing earnings per share
Basic	77,007,203		77,007,203	57,124,568		57,124,568
Diluted	79,427,208		79,924,184	57,341,141		58,041,043

(*)
Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating income, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	June 30, 2026	June 30, 2025
	Unaudited	Unaudited

GAAP net income	$8,147	$9,830

Gross profit
Stock-based compensation expenses	199	228
Amortization of purchased intangibles	1,443	2,302
Other integration expenses	20	27
	1,662	2,557
Operating expenses
Stock-based compensation expenses	1,523	1,084
Stock-based compensation related to business combination	4,258	(920)
Amortization of purchased intangibles	1,103	1,269
Other operating income, net	(760)	(574)
Other integration expenses	94	184
	6,218	1,043

Taxes on income	(389)	(1,469)

Non-GAAP net income	$15,638	$11,961

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2026			June 30, 2025
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$74,906	3,306	$78,212	$60,325	3,368	$63,693
Operating expenses	65,828	(12,686)	53,142	57,388	(8,132)	49,256
Operating income	9,078	15,992	25,070	2,937	11,500	14,437
Income before taxes on income	12,540	15,992	28,532	751	11,500	12,251
Net income	$13,381	15,844	$29,225	$3,834	9,954	$13,788

Basic earnings per share	$0.18	$0.21	$0.39	$0.07	$0.17	$0.24

Diluted earnings per share	$0.17	$0.20	$0.37	$0.07	$0.17	$0.24

Weighted average number of shares used in computing earnings per share
Basic	75,766,488		75,766,488	57,081,120		57,081,120
Diluted	78,341,256		78,833,628	57,189,406		58,023,137

(*)
Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Six months ended	Six months ended
	June 30, 2026	June 30, 2025
	Unaudited	Unaudited

GAAP net income	$13,381	$3,834

Gross profit
Stock-based compensation expenses	398	402
Amortization of purchased intangibles	2,871	2,902
Other integration expenses	37	64
	3,306	3,368
Operating expenses
Stock-based compensation expenses	3,004	1,984
Stock-based compensation related to business combination	7,000	(313)
Amortization of purchased intangibles	2,196	2,153
Other operating expenses, net	281	3,964
Other integration expenses	205	344
	12,686	8,132

Taxes on income	(148)	(1,546)

Non-GAAP net income	$29,225	$13,788

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

GAAP net income	$13,381	$3,834	$8,147	$9,830
Adjustments:
Financial expenses (income), net	(3,462)	2,186	(2,167)	1,250
Taxes on income	(841)	(3,083)	(1,288)	(5,396)
Stock-based compensation expenses	3,402	2,386	1,722	1,312
Stock-based compensation related to business combination	7,000	(313)	4,258	(920)
Depreciation and amortization (*)	10,530	10,046	5,414	6,084
Other operating expenses (income), net	281	3,964	(760)	(574)
Other integration expenses	242	408	114	211

Adjusted EBITDA	$30,533	$19,428	$15,440	$11,797

(*)	Including amortization of lease incentive

SEGMENT REVENUES:

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Commercial	$155,771	$133,277	$82,986	$69,057
Defense	47,890	43,004	22,463	19,993
Peru	29,476	20,726	17,214	15,920

Total revenues	$233,137	$197,007	$122,663	$104,970

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,805	$168,907
Short-term deposits	14,350	16,433
Restricted cash	64	88
Trade receivables, net	107,656	85,929
Contract assets	32,792	36,987
Inventories	65,490	45,430
Other current assets	34,583	37,406

Total current assets	399,740	391,180

LONG-TERM ASSETS:
Long-term contract assets	7,193	7,890
Severance pay funds	7,269	6,941
Deferred taxes, net	17,923	15,558
Operating lease right-of-use assets	7,510	5,922
Other long-term assets	28,696	19,871

Total long-term assets	68,591	56,182

PROPERTY AND EQUIPMENT, NET	74,309	75,172

INTANGIBLE ASSETS, NET	48,994	53,986

GOODWILL	169,534	169,534

TOTAL ASSETS	$761,168	$746,054

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$2,000
Trade payables	45,443	31,614
Accrued expenses	73,352	58,878
Advances from customers and deferred revenues	50,215	78,499
Operating lease liabilities	3,251	2,957
Other current liabilities	28,914	41,529

Total current liabilities	203,175	215,477

LONG-TERM LIABILITIES:
Accrued severance pay	7,818	7,508
Long-term advances from customers and deferred revenues	71	67
Operating lease liabilities	4,364	3,102
Other long-term liabilities	1,131	19,622

Total long-term liabilities	13,384	30,299

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	3,970	3,765
Additional paid-in capital	1,148,171	1,115,030
Accumulated other comprehensive loss	(6,164)	(3,768)
Accumulated deficit	(601,368)	(614,749)

Total shareholders' equity	544,609	500,278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$761,168	$746,054

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$13,381	$3,834	$8,147	$9,830
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	10,423	9,942	5,344	6,037
Stock-based compensation expenses	10,402	2,073	5,980	392
Accrued severance pay, net	(17)	(76)	(111)	(54)
Deferred taxes, net	(2,365)	(4,233)	(2,162)	(6,217)
Increase in trade receivables, net	(22,202)	(9,234)	(7,423)	(13,762)
Decrease in contract assets	4,891	16,552	8,868	24,350
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash, cash equivalents and restricted cash)	1,485	11,754	11,285	(6,636)
Decrease (increase) in inventories	(20,212)	96	(20,705)	11,552
Increase (decrease) in trade payables	13,860	(14,690)	11,409	(6,862)
Increase (decrease) in accrued expenses	14,153	(4,587)	17,567	1,771
Decrease in advances from customers and deferred revenues	(28,292)	(15,426)	(27,371)	(14,330)
Increase (decrease) in other liabilities	(9,592)	2,526	(12,739)	(928)
Net cash provided by (used in) operating activities	(14,085)	(1,469)	(1,911)	5,143

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(4,175)	(4,256)	(1,662)	(2,766)
Investment in other asset	-	(3,500)	-	(1,000)
Investment in short-term deposits	(14,350)	-	-	-
Proceeds from short-term deposits	16,433	-	16,433	-
Acquisitions of subsidiaries, net of cash acquired	(10,000)	(104,943)	(10,000)	-
Net cash provided by (used in) investing activities	(12,092)	(112,699)	4,771	(3,766)

Cash flows from financing activities:
Proceeds from long-term loan, net of associated costs	-	58,970	-	-
Repayment of long-term loan	-	(750)	-	(750)
Proceeds from exercise of stock options	46	-	32	-
Net cash provided by (used in) financing activities	46	58,220	32	(750)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,005	1,116	1,759	524

Increase (decrease) in cash, cash equivalents and restricted cash	(24,126)	(54,832)	4,651	1,151

Cash, cash equivalents and restricted cash at the beginning of the period	168,995	120,249	140,218	64,266

Cash, cash equivalents and restricted cash at the end of the period	$144,869	$65,417	$144,869	$65,417